          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.1*)

                         Pfeiffer Vacuum Technology AG
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           American Depositary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  717067 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             JAMES COONAN -  MASUDA, FUNAI, EIFERT & MITCHELL, LTD.
       ONE EAST WACKER DRIVE, CHICAGO, ILLINOIS 60601 TEL: (312) 245-7500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 NOVEMBER 11, 1996
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement _. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               PAGE 1 OF 7 PAGES


CUSIP NO.   717067 10 2                     PAGE  2   OF  7  PAGES
------------------------------------ ------------------------------------------


      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               HAKUTO CO. LTD.

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) _    (b) _

      3     SEC USE ONLY

      4     SOURCE OF FUNDS*
               WC

      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  /  /
            PURSUANT TO ITEMS 2(d) OR 2(e)     / /

      6     CITIZENSHIP OR PLACE OF ORGANIZATION
               JAPAN

        7     SOLE VOTING POWER
                 371,500

        8     SHARED VOTING POWER
                 0

        9     SOLE DISPOSITIVE POWER
                 371,500

       10   SHARED DISPOSITIVE POWER
                 0

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               371,500
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /  /

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.0%

     14     TYPE OF REPORTING PERSON*
               CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

The class of securities to which this statement relates is the American Depositary Shares (the "ADSs") of Pfeiffer Vacuum Technology AG, a stock corporation organized under the laws of Federal Republic of Germany (the "Issuer"). Each ADS represents one-seventh of one ordinary share, nominal value DM50 per share, of the Issuer.

The address of the principal executive office of the Issuer is Emmeliusstrasse 33, D-35614 Asslar, Federal Republic of Germany.


ITEM 2.  IDENTITY AND BACKGROUND


Name:                        Hakuto Co. Ltd. ("Hakuto")

Place of Organization:       Japan

Principal Business:          Hakuto is in the business of importing and
                             distributing electronic, scientific,
                             manufacturing and chemical products.
Address of
Principal Business:          1-1-13 Shinjuku, Shinjuku-ku, Tokyo 160 Japan

Address of
Principal Office:            1-1-13 Shinjuku, Shinjuku-ku, Tokyo 160 Japan



Appendix A, which is incorporated herein by reference, lists each person who is an executive officer or director of Hakuto, controls Hakuto or is an executive officer or director of any corporation or person ultimately in control of Hakuto. Appendix A also provides the business address, principal occupation and citizenship of such persons. The persons listed on Appendix A are collectively referred to herein as the "Directors and Executive Officers".

During the last five years, neither Hakuto nor, to its knowledge, any of the Directors and Executive Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Hakuto nor, to its knowledge, any of the Directors and Executive Officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal securities laws or finding any violation with respect to such laws.



                         PAGE 3 OF 7 PAGES

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS


The funds of approximately $4.7 million to purchase the ADSs reported hereunder were derived from the working capital of Hakuto.



ITEM 4.  PURPOSE OF TRANSACTION

Hakuto purchased the ADSs reported in this filing for investment purposes, and in order to strengthen Hakuto's working relationship with the Issuer. Hakuto distributes certain of the Issuer's products in Japan.

As of the time of this filing, there are no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D. However, the plans and intentions of Hakuto may change at any time.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


(a) Hakuto beneficially owns 371,500 which represents 6.0% of the total amount of issued and outstanding ADSs.



(b) Hakuto has the sole power to vote and to dispose of all of the ADSs.


(c) Not applicable.

(d) None.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

None.


                              PAGE 4 of 7 PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 23, 1996                         HAKUTO CO. LTD.

                                          /s/ James M. Coonan
                                       ----------------------------
                                       Authorized Representative*







*  A power of attorney is attached hereto as Appendix B.





                               PAGE 5 OF 7 PAGES

                                                                     APPENDIX A

              DIRECTORS AND EXECUTIVE OFFICERS OF HAKUTO CO. LTD.


The following persons are the directors and executive officers of Hakuto Co.
Ltd.:


                     Name               Position
                     ----               --------

                Shigeo Takayama     President and CEO
                Akinori Murakami    Executive Vice President
                Kanemasa Kodama     Senior Vice President
                Kazutomo Ikeda      Senior Vice President
                Yoshiaki Kuno       Senior Vice President
                Toshiaki Hirai      Vice President
                Kenichi Uchida      Vice President
                Yoshihito Akiyama   Vice President
                Nobuyoshi Ninokata  Vice President
                Tomoyuki Yamawaki   Vice President
                Koichi Mori         Vice President
                Akira Nakazawa      Vice President
                Tetsuro Inagaki     Vice President
                Eiichi Miyake       Vice President
                Ken Takayama        Vice President



Each of the persons listed above is a full-time employee of Hakuto. Except for Mr. Ken Takayama, who is a U.S. citizen, each person listed above is a citizen of Japan.



                               PAGE 6 OF 7 PAGES

                                                                  APPENDIX B



                               POWER OF ATTORNEY


HAKUTO CO. LTD., a corporation organized under the laws of Japan (the "Company"), hereby makes, constitutes and appoints each of MASARU FUNAI and JAMES COONAN of Masuda, Funai, Eifert & Mitchell, Ltd., the Company's United States legal counsel, as a true and lawful attorney for and in its name, to execute and deliver all documents and take such actions as may be necessary or appropriate to prepare and file with the United States Securities and Exchange Commission, and any other federal or state agency, all reports, filings and documents relating to the acquisition, ownership or disposition of securities of Pfeiffer Vacuum Technology AG, giving and granting unto each of MASARU FUNAI and JAMES COONAN, said attorneys, full power and authority to do and perform all acts in connection therewith as the Company could do in its own stead, with full power of substitution and revocation, hereby ratifying and confirming all that either MASARU FUNAI and JAMES COONAN or their substitutes shall lawfully do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, the Company has caused this Power of Attorney to be executed this 5th day of August, 1996.




                                             HAKUTO CO. LTD.


                                               /s/ Tomoyuki Yamawaki
                                             ----------------------------------
                                             Vice President, Corporate Planning







                               PAGE 7 OF 7 PAGES